SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    February, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE: February  25,  2000
CONTACT:       Karen  Elliott,  Spectrum  -  Investor  Communications,
               604-421-5422
               Email:  karen_elliott@spectrumsignal.com


                 SPECTRUM SIGNAL PROCESSING DIRECTOR STEPS DOWN


BURNABY, B.C., CANADA - FEBRUARY 25, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), today announced that Barry Jinks has resigned as a Director of the company. After stepping down as President & CEO of Spectrum in July 1999, Mr. Jinks agreed to remain on the Board until a new CEO was appointed.

Mr. Jinks joined Spectrum in 1989 as Vice President, Marketing. In 1991 he was promoted to President and CEO and over his 10 years with the Company helped transition Spectrum from a start-up company selling licensed technology, to a global company selling its own in-house designed products to leading commercial, industrial and defense customers.

"On behalf of the Board and employees of Spectrum I would like to thank Barry for his years of service and unquestionable commitment to the company. It was Barry's technological expertise and vision that helped establish Spectrum's world-class design team and we will benefit from that legacy for many years to come. We wish Barry all the best in his current and future business ventures," said Ken Spencer, Chair of the Board.

As part of its new strategic plan to focus on three target markets, Spectrum will strengthen its Board with telecommunications and defense industry experts, and expects to announce new appointments prior to its annual general meeting in May.

Spectrum Signal Processing is a world leader in multiprocessing digital signal processing (DSP) computer systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604)
421-1764.

This news release contains forward-looking statements that reflect the judgment of the company as of the date of this release. Actual results may differ materially from those projected. The Company may or may not update these forward-looking statements in the future.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        February 25, 2000         and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)